Exhibit 99.2
JOINT FILERS’ NAMES AND ADDRESSES
1. Insight Venture Partners V (Employee Co-Investors), L.P.
2. Insight Venture Partners (Cayman) V, L.P.
3. Insight Venture Partners V Coinvestment Fund, L.P.
4. Insight Venture Associates V, L.L.C
5. Insight Holdings Group, LLC
The business address for all of the above reporting persons is:
680 Fifth Avenue
8th Floor
New York, NY 10019